September 7, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AIS Holdings Group, Inc.

Form S-1

Filed May 14, 2018

File No. 333-224927

To the men and women of the SEC:

On behalf of AIS Holdings Group, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 8, 2018 addressed to Mr. Takehiro Abe, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on May 14, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The table titled, “Principal Accounting Fees and Services” has been updated. We have also added the, “Software Development Agreement - Translated” as exhibit 10.3. We have also deleted statements that read ‘we have generated no revenue’, as this is no longer true.

We have added the following to page 2 and page 15:

On August 16, 2018, AIS Japan Co., Ltd., our wholly owned subsidiary, entered into a Software Development Agreement (the “Agreement”) with Herol Gaibin, whereas Herol Gaibin will improve upon the Company’s existing Software Platform Package which is owned by AIS Japan. The fee to further develop the software is in amount of 5,000,000 JPY (approximately $45,000).

SEC Comment(s) Analysis

Registration Statement on Form S-1

Prospectus Summary, page 2

1. We note that you are in the preliminary stages of development and have no current operations. Therefore, please provide the basis for your statement that AIS Japan "is engaged in the fintech and blockchain industries throughout Japan," or delete the statement.

Company Response:

Due to a miscommunication resulting from language barriers, we have amended our industry and operations to more accurately reflect the operations of the Company throughout. As such, the industry referenced above has been more accurately disclosed as the ‘IT Consulting Industry’, for which we have added the following information, to support the above statement, on page 2:

“On April 1, 2018 the Company entered into an agreement with Trend Rich Global Limited to lease the Company’s Software System package.”

Risk Factors, page 5

2. Throughout your filing, you assert that you plan to operate a trading platform and offer consulting services for initial coin offerings. Your risk factors should include a comprehensive discussion of the material risks relating to:

• How you plan to comply with the laws and regulations in the specific jurisdictions in which you plan to operate a trading platform;

• The anticipated time and resources required to comply with these laws and regulations;

• Management's specific knowledge of, and experience in complying with, these laws and regulations regarding trading platforms;

• Consequences of the failure to comply with such laws and regulations;

• How the international regulatory regime governing "coin offerings" and digital securities could impact your plans; and

• Management's specific knowledge of, and experience in complying with, these regulatory regimes in order to provide consulting services.

Company Response:

Our previous assertions regarding operating a trading platform were inaccurate as a result of language barriers. Throughout the registration statement we have amended to more accurately describe the operations of the business, which are to offer our software system package, as well as IT consulting specifically related to digital currency. Regarding our consulting services, we have added the following risk factor:

“The IT Consulting services we intend to offer in the future are based solely on the personal experience of our Chief Executive Officer, Takehiro Abe.

Our Chief Executive Officer, Takehiro Abe, intends to offer IT consulting services to clients who are seeking to better understand, or improve the effectiveness of their, ICOs. Mr. Abe has experience with creating ICOs, such as the FTV Token created on Ethereum, and intends to advise clients based on his own first hand experiences in the industry. Future international regulations regarding digital currency may present significant obstacles that Mr. Abe may not be qualified to assist clients in overcoming. In the event that Mr. Abe is unable to offer consulting services that are relevant to the changing digital currency industry then the Company may be forced to cease offering consulting services relating to ICOs entirely.”

Industry Overview, page 14

3. In light of your preliminary stage of development and lack of operations, please clarify how the broad market data on the "FinTech-related" and "Blockchain" industries is useful in understanding the small segment in which you plan to operate.

Company Response:

On page 14, we have amended our industry overview to read as follows:

“IT Consulting Industry

We operate in a very niche industry in which businesses allow customers to trade cryptocurrencies or digital currencies for other assets, such as conventional fiat money, or different digital currencies. We intend to operate a website wherein users can exchange cryptocurrency for other forms of cryptocurrency or cash. Competitors would include, but are not strictly limited to, coinbase, localbitcoins, etc. As of 2018 regulation of cryptocurrency and digital exchanges remains unclear, many regulators are still considering how to deal with these types of businesses.”

Management's Discussion and Analysis, page 14

4. Please file as an exhibit the February 28, 2018 software purchase agreement between AIS Japan and Herol Gaibin.

Company Response:

We have added the software purchase agreement between AIS Japan and Herol Gaibin as exhibit 10.1. We have also added exhibit 10.2 pertaining to a lease agreement we have entered into in April of 2018.

5. Revise your plan of operations to clearly indicate where you are in development, what must be done, how much has been spent to date, and how much time and funding still must be spent for any product or service to come to fruition. As part of the discussion, explain how each level of offering proceeds will or will not advance your operations.

Company Response:

We have added the following disclosure to page 14:

“Currently, we are further developing our software system package, adding additional features, and ensuring the software is functioning properly. To this end, as of August 16, 2018 we have entered into a Software Development Agreement, with Herol Gaibin, to improve our Software System Package. We intend to complete such developments within the next twelve months, however, given that our Software System Package is being improved by a third party we do not have any reliable means through which we can identify every step he will need to take over the course of making improvements, nor can we predict any milestones or additional costs we may incur with absolute certainty. Thus far we have spent approximately $63,000 USD, $45,000 of which was comprised of the August 16, 2018 Software Development Agreement.“

6. Revise to clarify your plans for what you refer to as a "cryptocurrency system." Explain whether you intend to operate a trading platform for securities, offer consulting services, or both. Describe how you intend to offer IT consulting services given the lack of experience of your sole officer and employee.

Company Response:

We have changed language regarding the “cryptocurrency system” throughout the document to more accurately be described as a “software system package” As such, we have provided the following language on page 14:

“On April 1, 2018 the Company entered into an agreement with Trend Rich Global Limited to lease the Company’s Software System package. The basic software is a pre-coded template that can be expanded upon to create custom websites for clients in the digital currency industry.”

7. Discuss the function, purpose, and capabilities of the software system you recently purchased. Disclose the extent to which you will have to further develop internally or externally this software or purchase other software for each of your planned operations.

Company Response:

We have added the following disclosure to page 14:

“The basic software system package is a pre-coded template that can be expanded upon to create custom websites for clients in the digital currency industry. For each website created with our software there are three main components: A cryptocurrency wallet, a cryptocurrency exchange, and an ICO tab to view current ICOs. Further development of the software system package is not required for basic functionality, but is intended to improve upon existing functionality. As of August 16, 2018 we have entered into a Software Development Agreement, with Herol Gaibin, to improve our Software System Package which we believe will be an ongoing process over the next twelve months.”

Description of Business, page 15

8. Please discuss the effect of existing or probable governmental regulations on your planned business operations, including the need for any government approval for any of your planned products or services. Refer to Item 101(h)(4)(viii) and (ix).

Company Response:

We have added the following to page 15:

“We have confirmed with legal counsel that our planned business operations and services do not conflict with the rules or regulations in Japan, and the Company does not need any governmental approval due to the fact that the Company’s business is limited to IT development and IT consulting services.”

IT Consulting Services, page 16

9. We note your disclosure that Mr. Abe "has experience with creating ICOs, such as the FTV Token." Expand your disclosure to describe Mr. Abe's role with FTV Token, as well as the status of that offering. Provide an explanation of how Mr. Abe is qualified to advise potential clients on initial coin offerings.

Company Response:

We have added the following disclosure to page 16:

“As part of his role as an IT consultant to the Company that conducted the ICO for the FTV Token, Mr. Abe was responsible for the creation of the ERC20, providing support for the creation of the coin’s white paper, and assisted with the development of an IT system. At present, the ICO of FTV Toekn has concluded. Mr. Abe hopes to utilize the experience he has gained with FTV Token to assist companies seeking to create their own ICO.”

Determination of Offering Price, page 17

10. With respect to your stated plans to seek quotation of your shares on the OTCQB, revise your disclosure here and where applicable to remove any indication that you are seeking a "listing" of your shares.

Company Response:

On page 17 we have amended our plans related to the OTCQB to read as follows:

“Although our common stock is not listed on a public exchange, we will be seeking quotation of our shares on the OTCQB.”

Page 3 has also been amended accordingly.

Use of Proceeds, page 17

11. Please revise to discuss in specific detail how each level and planned use of the offering proceeds will advance your business plan, the extent to which your company will or will not be operational, and the additional funding that would be required for each aspect of your planned business to become operational. To the extent you provide this disclosure elsewhere, you may provide a descriptive cross reference to that disclosure.

Company Response:

At present we are operational. Our plan of operations and operations moving forward have been included in our business plan.

12. Please disclose whether you intend to use the offering proceeds to repay outstanding advances made by Mr. Takehiro Abe to the company.

Company Response:

We have added the following to page 17:

“Mr. Abe loans necessary funds to the Company for the purpose of working capital and this use of proceeds. If the shares are sold, the Company intends to repay the loan only for this use of proceeds. The Company will not repay for working capital or other purposes than this use of proceeds even if the shares are sold.”

13. Please revise to include the expenses of the offering.

Company Response:

We have revised appropriately.

The following has been removed from page 1: “If the Company has insufficient funds to do so, it will rely upon funds provided by the Company’s Chief Executive Officer, Takehiro Abe. Mr. Abe has no legal obligation to provide the Company funds.”

Plan of Distribution, page 20

14. We note your disclosure that Mr. Abe will decide whether shares are being sold by the company or by Mr. Abe himself and that you acknowledge this conflict of interest. Expand your disclosure to describe what Mr. Abe will consider when deciding whether to sell his versus the company's shares during the offering.

Company Response:

On page 20 we have added the following disclosure:

“However, at present, Mr. Abe plans to sell his personal shares exclusively to family and personal friends. As such, when selling shares to family and friends, Mr. Abe will prioritize selling his own shares, and when selling to anyone other than family or friends, he will prioritize the Company’s shares.”

Certain Relationships and Related Transactions, page 26

15. You disclose that, as of December 2017, the company owed $13,643 to Mr. Takehiro Abe for advances. Please reconcile this disclosure to the disclosure in Note 7 to the interim financial statements that the company owes Mr. Abe $32,394 as of December 31, 2017.

Company Response:

$13,643 was a clerical error. This section has been revised accordingly and is now in line with the updated financial statements.

Exhibits

16. Refer to Exhibit 5.1. We note that the company is incorporated in Delaware, but counsel's legality opinion "is limited to the laws of the State of Nevada and federal law." Please provide an opinion of counsel on the legality of the shares being registered under the appropriate state law. For guidance, refer to Staff Legal Bulletin No. 19, available on our website at https://www.sec.gov/interps/legal.shtml.

Company Response:

We have had counsel revise the opinion letter accordingly. It is attached herein as exhibit 5.1.

17. Refer to Exhibit 23.1 We note that your auditors' consent refers to "audited financial statements for the period ending December 31, 2017." Please have your auditor revise their consent to address the report included in the Form S-1.

Company Response:

We have included herein an amended consent from our auditor.

General

18. Provide us with your analysis as to why AIS Holdings Group, Inc. is not a shell company, as defined under Rule 405 of the Securities Act of 1933. Alternatively, prominently disclose at the outset that AIS Holdings Group is currently a shell company. Disclose the consequences of that status throughout the prospectus and risk factor disclosure, such as the limitations on the ability of your security holders to use Rule 144, the restrictions on your ability to use registration statements on Form S-8, the potential reduced liquidity or illiquidity of your securities, and the potential impact on your ability to attract additional capital.

Company Response:

At present the Company has more than minimal or nominal operations and holds the rights to an intangible asset, namely its computer software. Coupled with the revenue the Company has generated, we believe this is sufficient justification to not consider the Company a shell company.

19. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Company Response:

We have revised our financial statements and corresponding disclosures throughout.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 7, 2018

/s/ Takehiro Abe

Takehiro Abe

Chief Executive Officer